UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 17, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Pursuant to article 258 of the General Corporations Law, the shareholders of Graña y Montero S.A.A are called to the General Shareholders' Meeting to be held on May 14, 2018, at the company´s headquarters located at Av. Petit Thouars 4957, district of Miraflores, at 10:30 a.m.; in order to discuss the following agenda:

1.	Progress in External Audit and Appointment of External Auditors for the Fiscal Year 2015
2.	General Report of the Company:
•	Gasoducto Sur Peruano status
•	Legal Proceedings
•	Debt and asset sale
In the event that a quorum is not available for the holding of the Meeting on the first call, a second call is scheduled for May 18, 2018 at the same time, in the same place and with the same agenda. Likewise, in case of not having the quorum necessary for the holding of the Meeting in the second call, the third call will take place on May 22, 2018 at the same time, in the same place and with the same agenda.
From the date of publication of this call, the Board will make available to all shareholders on the SMV website (www.smv.gob.pe), on the company’s website (www.granaymontero.com.pe) and in the offices of the Company´s headquarters the documents and information related to the agenda of the General Shareholder’s Meeting.

GENERAL SHAREHOLDER MEETING
MOTIONS

1st Motion
Progress in External Audit and
 Appointment of External Auditors for the Fiscal Year 2015

Considering:

That by way of the General Shareholders’ Meeting held on November 2nd, 2017, the shareholders were informed of the termination of the contract with the firm Gaveglio Aparicio y Asociados S. Civil de R. L., a member of the Price Waterhouse Coopers  International Limited (PWC) network, as per the Audit Committee’s recommendation, since independence had been lost with relation to the 2016 fiscal year, due to services provided in relation to financial statement internal control verification, as per the US Sarbanes Oxley Act.

During the same General Shareholders’ Meeting, Moore Stephens Perú – Vizcarra y Asociados S. Civil de R. L (Moore Stephens), was appointed for the audit process of the 2016 and 2017 Fiscal Years, as per the Board of Directs’ and the Audit Committee’s recommendations, since they had no issue of independence nor conflict of interest with the company.

That today, it has been released a Relevant Information Communication, by which it is informed that around March 23, 2018, PwC informed the Company that it would not authorize the use of its 2015 audit opinion without conducting substantial additional procedures, which represents a difference in understanding than the Company had since October 2017 when PwC ceased to be the Company´s auditor.  PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months.
In this context, and with the intention of filing on the committed date, the 2016 Form 20-F to the Securities and Exchange Commission (SEC), the Audit Committee of the Company appointed Moore Stephens to audit the 2015 fiscal year.  Among other factors, as the Company’s current auditor, Moore Stephens is in the process of  completing its audit work with respect to the 2016 fiscal year and thus, in the Company’s view, can more timely and efficiently complete the 2015 processes as well.  The Company provided Moore Stephens with all factual information related to the Simpson Thacher & Bartlett LLP investigation, the inclusion of the three former executives of the Company in an ongoing criminal investigations relating to projects involving Odebrecht, and the possibility of the inclusion of the Company in the same criminal investigation.
For this reason, today April 17, 2018, the Board of Directors of the Company was held, where the decision of the Audit Committee was ratified and it was agreed to call a Shareholders' General Meeting to confirm said decision.

Motion:

We propose that the Shareholders’ Meeting appoint the external auditor Moore Stephens to carry out the external audit of the 2015 Fiscal Year, and ratify the validity of the labours it has been carrying out at the Board of Directors and Audit Committee’ request.

2nd Motion

1. General Report of the Company:

Considering:

That the last General Shareholders’ Meeting took place on November 2nd, 2017, where the results of the forensic investigation where shared, relevant issues were discussed and the termination of the contract with Price Waterhouse Coopers (PwC) was informed, regarding the 2016 financial statements, appointing Moore Stephens to carry out the 2016 and 2017 external audit.

That by way of the GI-007-2018 letter of February 23rd, 2018, our shareholder Prima AFP asked that some points be included in the agenda for the following meeting to be called by the Company.

Therefore, the Company will inform the General Shareholders' Meeting of the issues requested by Prima AFP, which, in summary, are included in this document.

●	Gasoducto Sur Peruano Status

At the General Shareholders’ Meeting held on November 2nd, 2017, we informed that an agreement was signed to deliver the assets for the concession of the Gasoducto Sur Peruano (GSP) between the concessionaire and the Ministerio de Energía y Minas (MEM). In fulfilment of its obligations, GSP delived the ownership of the majority of the aforementioned assets to the administrator appointed by the MEM, for their custody and preservation. The assets include the works, machinery and installations provided for the execution of the project, as well as the engineering studies which were prepared by the concessionaire.

As we have already declared, the signing of the Delivery Agreement with the MEM and the delivery process itself, have been carried out while placing on the record that there exists a disagreement between GSP and the State with regard to the applicable process for the termination of the Concession Contract which, if clause 20 of the same were applied, would allow GSP to collect, starting on January 24th, 2018, 100% of the Net Book Value of the Concession’s Assets, a position with which the State disagrees.

In this context, the disagreement will need to be settled with an arbitration proceeding which GSP will have to start immediately, activating the direct dealing mechanism as a previous step to an arbitration action. Even though the disagreement is clear and the reasonableness of the application of the settlement of disputes clause, to date GSP has not signed the agreement necessary for the direct dealing, due to the objection of Enagás International SLU, one of the GPS shareholders. As a matter of fact, Enagás International SLU has voted against GPS entering into direct dealing in both the Shareholders’ Meetings called to discussed the matter, which were held in January and March of 2018, our legal advisors’ opinion notwithstanding, which is that Enagás International SLU should abstain from voting on such matter since Enagás has started a direct dealing against the Peruvian State for its breach of clause 20 of the Gaseoducto Sur Peruano Concession Contract.
In this respect, our company is evaluating taking any legal action that may be necessary to protect is right to collect what its credit owed and its investment in the Project.

With regard to the amount of the investment which we believe would be recouped and the timeframe for it to happen, even though we strongly believe the legal arguments which support the application of clause 20 to the termination of the Concession Contract, based on the analysis carried out and in accordance to our legal advisors’ opinion, we wrote-off the investment by USD 177 MM, which includes financial losses and cost estimation; this means that our projection of the amounts recouped have been reduced to USD 42 MM for shareholder’s capital and USD 183 MM for the collection of credits derived from GPS’s obligations which were assumed by Graña y Montero. Also, the timeframe for the collections has been estimated at 5 years, due to the necessity to follow an arbitration proceeding.

Additionally, as of December 4th, 2017, insolvency proceedings for GSP were initiated (date the proceedings were published). To date, Indecopi is evaluating the credit acknowledgment requests presented, in order to determine the legitimate creditors and credits in order to call a Creditors’ Meeting. Since most of the credits relate to affiliated companies, our legal advisors estimates that such Meeting will take place in the first quarter of 2019.

Legal Proceedings

Each legal action undertaken and each relevant notification received was communicated to the public as relevant information communication. To sum up, the following are the current legal actions pending of resolution:

✓	Inclusion of Graña y Montero S.A.A. and GyM S.A. as legal entities liable to receive accessory penalties in the trial against Alejandro Toledo and others, with relation to the Interoceanic Highways.
On February 28th, 2018, judge Concepción Carhuancho accepted the request by the district attorney Hamilton Castro and included both companies in the case.
The companies believe this is not accordance with the rule of law and have filed an appeal.
To date, the confirmation of the date for the appeal hearing is still pending.

✓	Inclusion of Graña y Montero S.A.A. as a responsible third party in the trial against Alejando Toledo and others, with relation to the Interoceanic Highways.
Although a hearing was called twice to discuss matter in a trial of first instance, said hearing was postponed, hence we are waiting for a new date to be chosen.

✓	Inclusion of GyM S.A. as a responsible third party in the process against Jorge Luis Cuba Hidalgo and other in relation with the Electric Train.
On February 21st, 2018, GyM S.A. filed to dismiss the Public Prosecution Office’s request. As of today, the date of the public hearing has not been confirmed.

✓
Class Action: on March 6th, 2018, we communicated via relevant information communication that the judge in charge of the case, in the district of New York, district court of the United States, accepted the merging of the suits and appointed Treasure Finance Holding as the lead plaintiff and Robbins Geller as the lead legal advisor.

We also informed that according to the information provided by our legal advisors, Simpson Thacher & Bartlett, the following dates are relevant: (i) May 1st, 2018, the plaintiffs will file their consolidated suits; (ii) July 3rd, 2018, the Company will present a motion to dismiss; (iii) September 4th, 2018, the plaintiffs will have an opportunity to appeal our motion to dismiss; (iv) October 3rd, 2018, the Company will present its argument supporting the motion to dismiss.
The judge’s decision could be delivered at any time after said date; this notwithstanding, our legal advisors estimate that it could delivered during the first semester of 2019.

Economic Impact

The Company and its subsidiary GyM S.A. are included within the second section of Law 30737, which replace the Decreto de Urgencia (Emergency Decree) 003-2017, due to our associations and consortia with Odebrecht.

According to the law, companies may not transfer capital nor dividends abroad, shall implement a Compliance Programme, shall collaborate with the investigation and set up a trust to guarantee any fine or reparation to the State.

On March 22, 2018 the Company sent a communication to the Ministry of Justice, reporting on its progress in the implementation of its Compliance Programme for the Graña y Montero Group, as well as further progress planned for 2018. We also communicated to the Ministry of Justice about the communication sent to the Public Prosecution Office, sent on December 4, 2017, in which we commit to collaborate with the investigations, detailing that on January 9, 2018 we delivered the sealed hard drives belonging to the former executives under investigation.

We are awaiting the publishing of the regulation for law 30737, so that we may set up the trust to guarantee any possible future fines or reparations and so that we may determine the total value to be consigned to the trust and the assets equivalent to said value.

With regards to the Class Action, with the information available up to now, our legal advisors believe there aren’t sufficient arguments for suit to be resolved in favour of the plaintiffs. Nevertheless, we need to review the consolidated suits to be presented on May 4th, 2018, in order to assess the economic impact on the Company.

•	Debt and asset sale

To date the company has sold assets for a total of USD 290 million. The last asset sold and announced to the market was STRACON GyM’s shares for USD 76.8 MM on April 11th, 2018.

Furthermore, on Match 22nd, 2018, the Company announced as Relevant Information Communication, the signing of a Binding Offer, subject to conditions precedent, between Promoción Inmobiliaria del Sur S.A. and Inmobiliaria Almonte S.A.C., so that the former may purchase a number of land parcels belonging to Almonte and which are part of an industrial and logistics project called “Almonte”, in the district of Lurín, department of Lima, for USD 100 MM.

Following this, on April 4th, 2018, the Company announced it was negotiating the sale of the stake of CAM, based in Chile, Peru and Colombia, to our associate Cóndor Combustibles.

With the asset sale, the debt associated to the termination of GSP has been reduced from USD 331.5 million to USD 164.4 million, and GyM’s financial debt has been reduced in USD 73.8 million.

Sincerely,

___________________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: April 17, 2018